Exhibit (a)(5)(iii)

White Mountains Insurance Group, Ltd. Announces the Final Results of White Mountains Insurance Group, Ltd. and WM Hinson (Bermuda) Ltd.’s Tender Offer for up to 5,916,816 Shares of Class A Common Stock of MediaAlpha, Inc.

HAMILTON, Bermuda, June 30, 2023 -  White Mountains Insurance Group, Ltd. (NYSE: WTM) (“White Mountains”) today announced the final results of the cash tender offer (the “Offer”) by White Mountains and its wholly owned subsidiary, WM Hinson (Bermuda) Ltd. (“WM Hinson” and together with White Mountains, the “Purchasers”) to purchase shares of Class A Common Stock, $0.01 par value per share (each, a “Common Share”), of MediaAlpha, Inc., a Delaware corporation (NYSE: MAX) (the “Company”), at a price of $10.00 per Common Share, net to the seller in cash, less any applicable withholding taxes and without interest, which expired at one minute following 11:59 p.m., New York City time, on Monday, June 26, 2023.

Based on the final count by the depositary for the Offer, 7,856,550 Common Shares were properly tendered and not properly withdrawn.

The Offer was initially to purchase up to an aggregate of 5,000,000 Common Shares, and was oversubscribed. As previously announced, the Purchasers amended the Offer to provide for the purchase of 916,816 additional Common Shares (within up to 2% of the Company’s outstanding Common Shares). As a result, the Purchasers have accepted for payment 5,916,816 Common Shares at the purchase price of $10.00 per Common Share on a pro rata basis, for a total cost of approximately $59.2 million, excluding fees and expenses related to the Offer. The proration factor for the Offer was approximately 75.3%. On a pro forma basis after giving effect to this transaction, White Mountains would have beneficially owned approximately 49.9% of the Company’s outstanding Common Shares as of May 31, 2023.

The depositary will promptly pay for the Common Shares accepted for purchase and will return all other Common Shares tendered and not purchased.

Questions regarding the Offer and requests for assistance in connection with the Offer may be directed to D.F. King & Co., Inc., the information agent for the Offer, by contacting (877) 896-3199 (toll-free). Banks and brokers may contact D.F. King at (212) 269-5550 or max@dfking.com or the dealer manager, J.P. Morgan Securities LLC at (877) 371-5947 (toll-free). Computershare Trust Company, N.A. is acting as depositary for the Offer. J.P. Morgan Securities LLC is acting as dealer manager in connection with the Offer.

White Mountains Insurance Group, Ltd.

White Mountains Insurance Group, Ltd., based in Hamilton, Bermuda, is a diversified insurance and related financial services holding company.

Contacts
White Mountains Insurance Group, Ltd.
Robert Seelig

(603) 640-2212